Fuling Global Inc. ● Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province ● People’s Republic of China ● Phone: +86-576-86623058

May 25, 2018

Via E-mail

Mr. John Cash, Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Fuling Global Inc.
SEC comment letter dated April 23, 2018 about Form 20-F for the year ended December 31, 2017 filed March 30, 2018 File No. 1-37602

Dear Mr. Cash:

On behalf of Fuling Global, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the above-referenced letter. Capitalized terms used herein shall have the meanings ascribed to them in the Company’s Form 20-F for the year ended December 31, 2017 unless otherwise defined herein.

Form 20-F for the year ended December 31, 2017

Item 3. Key Information

D. Risk Factors

If we are unable to implement and maintain effective internal control over financial reporting…, page 13

1.	We note your disclosure that you are in the process of designing, implementing and testing internal controls over financial reporting. Please revise this risk factor, if appropriate, to indicate that you have completed your design of internal controls over financial reporting. Further, please revise this risk factor to discuss the risks associated with the material weakness in your internal controls that is discussed on page 96.

The Company acknowledges the Staff’s comment and will revise this risk factor as follows to (1) indicate that we have completed our design of internal controls over financial reporting and (2) discuss the risks associated with the material weakness in our internal controls that is discussed on page 96:

If we are unable to ~~implement and~~ maintain effective internal control over financial reporting in the future, and we may fail to detect errors in reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. ~~We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated.~~ We have completed our design of internal controls over financial reporting; however, we failed to engage our external financial consultant to conduct in-person field work for the financial reporting for the year ended December 31, 2017 and our independent auditors proposed a number of significant adjustments. Please see the material weakness in our internal controls discussed on page 96. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, we may fail to detect errors in a timely fashion and investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

Mr. John Cash, Branch Chief

May 25, 2018

Item 4. Information on the Company

A. Operating Results

Revenue by Geographic Area, page 46

2.	We note your disclosure here, and elsewhere in the filing, which indicates that your revenue does not include income from sources other than serviceware products, which are mainly sales of raw material and recyclable waste. Please quantify these revenues and tell us where you record the income on the statement of operations.

The Company acknowledges the Staff’s comment and will delete “* The revenue here does not include our income from sources other than our serviceware products, which are mainly sales of raw materials and recyclable waste.” on pages 28, 46 and 51. The revenue presented includes our revenue from all sources.

The Company also respectfully advises the Staff that in our relevant disclosures in our annual reports on Form 20-F filed on March 15, 2017 and March 30, 2016, this sentence should also be deleted because the disclosure in such reports included revenue from all sources, including raw material and recyclable waste revenues. Our revenue from sources other than our serviceware products was $308, 247, $152,276, $174,406 and $342,138, for the years ended December 31, 2017, 2016, 2015 and 2014, respectively, constituting 0.24%, 0.15%, 0.19% and 0.41% of our total revenues for the years ended December 31, 2017, 2016, 2015 and 2014, respectively.

The revised disclosure reads as follows:

Revenue by Geographic Area ~~*~~

(All amounts, other than percentages, in thousands of U.S. dollars)

	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015
Region	Amount		Amount		Amount
United States	$109,174	85.79%	$94,899	90.48%	$85,145	93.26%
Europe	$6,137	4.82%	$3,194	3.05%	$2,588	2.83%
China	$8,111	6.37%	$4,200	4.00%	$1,124	1.23%
Canada	$1,944	1.53%	$982	0.94%	$1,082	1.19%
Other Countries	$1,884	1.48%	$1,607	1.53%	$1,355	1.48%
Total	$127,250		$104,882		$91,294

~~* The revenue here does not include our income from sources other than our serviceware products, which are mainly sales of raw materials and recyclable waste.~~

Mr. John Cash, Branch Chief

May 25, 2018

F. Tabular Disclosure of Contractual Obligations, page 77

3.	In future filings please include the interest associated with debt in your table of contractual obligations. In addition, please include footnote disclosure to explain how you calculated your expected interest obligation.

The Company acknowledges Staff’s comment and confirms that it will include, in future filings, the interest associated with debt in the table of contractual obligations as well as related footnote disclosure to explain the calculation of its expected interest obligations.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 94

Interest Rate Risk, page 94

4.	Please tell us what the impact to profit attributable to equity owners would have been had interest rates increased/decreased by 1%. Please ensure that future disclosures provide this quantification.

The Company acknowledges the Staff’s comment and respectfully advised the Staff that during the year ended December 31, 2017, if interest rates increased or decreased by 1%, with all other variables having remained constant, profit attributable to equity owners of our company would have been approximately $233,000 higher or lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and loan receivables. We will provide this quantitative disclosure in our future filings.

Item 15. Controls and Procedures, page 96

(b) Management’s annual report on internal control over financial reporting.

5.	Please confirm that management used the COSO framework of 2013 in performing its assessment and disclose the framework used in future reports. Refer to Item 308(a)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that we used the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”) in performing the assessment of our internal control over financial reporting. The Company also confirms it will disclose the framework used in future reports.

6.	Please disclose management’s plans of remediation of material weaknesses noted, including a discussion of the actions you have taken to carry out such plans and the current status of your efforts.

The Company acknowledges the Staff’s comment and respectfully advises that management has approved taking the following steps to remediate the material weaknesses identified in the annual report:

(1)       further utilizing our external financial consultant’s support to our financial reporting work throughout the year and ensuring in-person field work is conducted by such financial consultant;

(2)       training our internal accounting personnel to make appropriate entries;

(3)       hiring new finance talents who have the knowledge and skills in performing adjustments.

As of the date of this letter, our Audit Committee has recommended, and the Board has approved, expansion of our external financial consultant’s role, including (a) coordinating quarterly and annual adjustment entries, (b) conducting in-person field work for such purposes and (c) training our internal staff.

Our Board has authorized and directed the CEO and CFO to negotiate terms under which such services will be provided, which negotiation is in process.

Mr. John Cash, Branch Chief

May 25, 2018

7.	You disclose that your independent auditor proposed a number of significant adjustments in connection with the audit as a result of the material weaknesses identified. Please tell us the reason for each of the adjustments and quantify the impact of each adjustment on your consolidated financial statements. Also, tell us why none of the adjustments relate to prior period and explain in detail why you believe the timing of each adjustment is appropriate.

The Company acknowledges the Staff’s comment and has prepared the chart below to provide (1) the reason for each category of the referenced adjustments, (2) the impact of each category of adjustments on our consolidated financial statements, (3) the reason that none of the adjustments relate to prior period, and (4) the reason that the timing of each category of adjustment is appropriate. All adjustments were made prior to filing of the annual report on Form 20-F.

(1)	(2)		(3) (4)
	DR (USD)	CR (USD)
1. Adjust AR bad debt provision			According to the Company's policy of AR allowance rate (for PRC entities - 0.5% for 1-3 months 0.5%; 1.0% for 4-6 months; 10% for 7-12 months; 100% for more than 1 year; for US entities - 0% for 1-12 months and 100% for more than 1 year), we made the adjustment to reserve additional allowance as of December 31, 2017. This adjustment reflects the allowances for AR that either incurred in 2017 and became potentially uncollectable in 2017, or were deemed as collectable as of December 31, 2016 but became potentially uncollectable in 2017. The Company already made sufficient allowance as of December 31, 2016, so this adjustment only reflects the additional allowance needed as of December 31, 2017.
G&A expense-Bad Debt	70,502
AR Allowance		70,502

2. Adjust Advance to Vendor to G&A Expense			As of December 31, 2017, there were advance to vendors that should be expensed. These expensed advance to vendors either incurred in 2017 and became unusable in 2017 or incurred prior to 2017, were deemed as usable as of December 31, 2016 but became unusable in 2017. The Company evaluated the advance to vendors account at the end of 2016 and already made the proper adjustment so there was no such adjustment proposed by the auditor for 2016 year-end audit.
G&A expense	66,490
Advance to Vendor		66,490

3. Accrued Bad Debt Provision for Advance to Vendor (“ATV”)			According to the Company's policy of allowance rate for advance to vendor (10% for 7-12 months; 100% for more than 1 year), we made the adjustment to reserve additional allowance as of December 31, 2017. This adjustment reflects the allowances for advance to vendor that either incurred in 2017 and became potentially unusable in 2017, or incurred prior to 2017, were deemed as usable as of December 31, 2016, but became potentially unusable in 2017. The Company already made sufficient allowance as of December 31, 2016, so this adjustment only reflects the additional allowance needed for 2017.
G&A-Bad debt	90,400
Short term -ATV Bad Debt		90,400

Mr. John Cash, Branch Chief

May 25, 2018

4. Adjust unrecorded allowance for Inventory in 2017			The auditor evaluated the overall spoilage rate as 1%. Accordingly, the Company made the adjustment to make additional allowance for inventory as of December 31, 2017 for inventories that became potentially unusable in 2017. This adjustment only reflects the additional allowance needed for 2017. The Company already made sufficient allowance as of December 31, 2016 based on 1% inventory allowance rate.
Cost of goods sold	24,675
Allowance of inventory		24,675

5. Delete duplicate booked membership dues			This category of adjustment is to correct a duplicated entry booked in 2017
Other Receivable	740
G&A		740

6. Record unrecorded depreciation expenses and accumulated depreciation in 2017			This category of adjustment is to book unrecorded depreciation expenses in 2017. The Company used an incorrect salvage value in 2017. The Company used the correct salvage value in 2016 and all depreciation expenses in 2016 were booked.
Cost of goods sold	456,350
G&A expense	11,998
Accumulated depreciation		468,348

7. Amortize 4 months subsidy income in 2017			In 2016, the Company received subsidy income for the construction of Phase I of its new plant which should be recognized over 12-month period. The Company recognized 8 months subsidy income in 2016 and did not recognize the 4 months subsidy income in 2017.
Deferred profit and loss	491,950
Subsidy Income		491,950

8. Adjust income tax			This category of adjustment is to reflect the impact on income taxes by other adjustments for 2017. The Company booked the correct income taxes in 2016.
Income tax	(3,602)
Tax payable		(3,602)

9. Adjust cut-off sales			The Company should have recorded the adjusted sales, related receivables and related cost of goods sold in the first quarter of 2018 when the goods were delivered. These sales were considered completed when they were delivered per agreements with customers. The Company mistakenly booked the sales, related receivables and related cost of goods sold in the end of 2017 when the products were shipped but not delivered yet.
Revenue-3-Direct Link	482,906
Account Receivable-3-Direct Link		482,906
Intercompany-3-Direct Link-1-Taizhou Fuling	295,650
Intercompany-3-Direct Link-2-Great Plastics	53,140
COGS-3-Direct Link		348,790

Mr. John Cash, Branch Chief

May 25, 2018

10. Adjust cut-off sales			The Company should have recorded the adjusted sales, related receivables, related cost of goods sold and related inventory in the first quarter of 2017 when the goods were delivered. These sales were considered completed when they were delivered per agreements with customers. The Company mistakenly booked the sales, related receivables, related cost of goods sold and related inventory in the end of 2016 when the products were shipped but not delivered yet. The Company has made all related cut-off adjustments for the year ended December 31, 2016.
Account Receivable-3-Direct Link	436,714
Revenue-3-Direct Link		436,714
COGS-3-Direct Link	333,418
Inventory in transit--3-Direct Link		333,418

11. Reclassify accrual deferred rent using straight-line method			This category of adjustment is to correct the improper classification. The rent expenses related to manufacturing were mistakenly booked as general and administrative expenses. It occurred in 2017. There are no such mistake in 2016.
COGS	689,888
G&A		689,888

12. Make 100% DTA allowances			This category of adjustment is to record the deferred tax asset and allowance for deferred tax assets which incurred in 2017.
DTA-LT	22,651
DTA-LT allowance		22,651

13. Reclassify short term and long term loans			This category of adjustment is to reclassify short-term loans to long-term loans based on their maturity. As of December 31, 2017, some short term loans were mistakenly classified as long term loans. As of December 31, 2016, all the loans were properly classified as short term or long term base on their terms.
Short term loan		83,333
Long term loan	83,333

Mr. John Cash, Branch Chief

May 25, 2018

The adjustments proposed by the auditors increased the expenses by $2,223,025 and decreased the expenses by $1,968,082 at the same time. The net impact of all these adjustments on our consolidated financial statements was the decrease of our net income by $254,943. As noted, all such adjustments are already reflected in the annual report as filed.

(d) Changes in internal control over financial reporting, page 96

8.	You conclude your internal control over financial reporting was ineffective as of December 31, 2017. You also conclude that there have been no material changes in your internal controls over financial reporting occurred during the twelve months ended December 31, 2017. In light of disclosure on page 84 of your 2016 Form 20-F that you maintained effective internal control over financial reporting as of December 31, 2016, please explain to us your basis for concluding that there were no material changes in internal control over financial reporting during 2017.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there were material changes in internal control over financial reporting during 2017. We maintained effective internal control over financial reporting as of December 31, 2016 because our external financial consultant conducted the field work and made all the adjustment entries before our auditors started auditing for the year ended December 31, 2016. Our internal control over financial reporting was ineffective as of December 31, 2017 because we did not engage our external financial consultant to make the adjustment entries in time before our auditors started auditing for the year ended December 31, 2017. This failure to engage the financial consultant for such purposes in 2017 constitutes a material change in internal control. As noted above, the Company is seeking to remediate this failure.

Notes to the Consolidated Financial Statements

Note 3 – Accounts Receivable, Net, page F-16

9.	In future filings please include a roll forward of your allowance for doubtful accounts. To the extent that any material changes are noted in your allowance, please provide a discussion of the factors which led to those changes. In this regard, we note that you recorded a significant change in your bad debt provision which is reflected in your statement of cash flows, but not discussed in your results of operations.

The Company acknowledges the Staff’s comment and confirms that it will include in future filings a roll forward of its allowance for doubtful accounts and discuss any factors leading to material changes.

Thank you in advance for your assistance in reviewing this response. Should you have any questions with respect to the above responses, please contact me.

Sincerely,
Fuling Global, Inc.

By:	/s/ Gilbert Lee
Name:	Gilbert Lee
Its:	Chief Financial Officer